Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the "Company")
#1203-4464 Markham Street
Victoria, BC A1 V8Z 7X8

Item 2	Date of Material Change

July 22, 2016

Item 3	News Release

A news release was issued and disseminated by the Company through Business Wire on July 22, 2016.

Item 4	Summary of Material Change

The Company announced that it has entered into a Controlled Equity Offering Sales Agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Cantor acting as sales agent, such common shares as would have an aggregate offer price of up to US$10,000,000.

Item 5	Full Description of Material Change

The Company announced that it has entered into the ATM Agreement with Cantor pursuant to which the Company may from time to time sell, through an ATM offerings with Cantor acting as sales agent, such common shares as would have an aggregate offer price of up to US$10,000,000. The offering will be made by way of a prospectus supplement dated July 22, 2016 and filed by the Company with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements the Company’s short form base shelf prospectus dated October 16, 2015, and the Company’s shelf registration statement on Form F-10 dated October 16, 2015, declared effective on November 5, 2015.

Cantor, at the Company’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. Sales in the ATM Offering will only be conducted in the United States through NASDAQ or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

The Company currently intends to use the proceeds from sales related to the ATM offering, if any, primarily for working capital and general corporate purposes, including to fund its lupus nephritis clinical trial program for voclosporin.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer
250-415-9713
mmartin@auriniapharma.com

Item 9	Date of Report

July 29, 2016

Cautionary Note Regarding Forward-looking Statements
This report contains forward-looking statements. Forward-looking statements in this report include statements about the possible sales of common shares and statements of the current intended use of proceeds from the sale of shares, if any. The forward-looking statements may include, without limitation, statements that the net proceeds from the sale of the common shares will be used primarily for working capital and general corporate purposes, including to fund the LN clinical trial program for voclosporin. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company's and its partners' ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should review the prospectus supplement and accompanying prospectus and consult the Company's ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.